RICHEMONT


03029830

Via airmail

Security and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
United States of America

Geneva, 29 August 2003

Re: Compagnie Financière Richemont SA/Richemont S.A. (File No. 82 – 4102) – Rule 12g3 – 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont SA's (the Company's) exemption pursuant to Rule 12g3 – 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the press adverts for the invitation of our Annual General Meeting in French and German. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 207 519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms Katrina D. Buerkle, of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, NW., Washington D.C. 20005.

Very truly yours,

ppa. L. R.

Alan Grieve


SEC MAIL PROCESSING
RECEIVED
SEP 02 2003
WASH. D.C.
155
SECTION

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

RICHEMONT

Via airmail

Security and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
United States of America

Geneva, 29 August 2003

Re: Compagnie Financière Richemont SA/Richemont S.A. (File No. 82 – 4102) – Rule 12g3 – 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont SA's (the Company's) exemption pursuant to Rule 12g3 – 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the press adverts for the invitation of our Annual General Meeting in French and German. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 207 519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms Katrina D. Buerkle, of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, NW., Washington D.C. 20005.

Very truly yours,



Alan Grieve


SEC MAIL PROCESSING
RECEIVED
SEP 02 2003
WASH. D.C.
155
SECTION

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

Finanz und Wirtschaft – 20. August 2003

File no: 82 - 4102



EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont SA
findet statt am Mittwoch, 17. September 2003, 10.00 Uhr
im «Grosser Saal», Hôtel des Bergues, 33 Quai des Bergues, 1201 Genf.

TRAKTANDEN

1. Geschäftsberichte
Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2003 zu Ende gegangene Geschäftsjahr zu genehmigen.

2. Verwendung des Bilanzgewinnes
Der Verwaltungsrat schlägt vor, den Bilanzgewinn der Gesellschaft per 31. März 2003 von SFr 306 200 000 wie folgt zu verwenden:

Vortrag auf neue Rechnung SFr 306 200 000

3. Entlastung der Mitglieder des Verwaltungsrates
Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2003 zu Ende gegangene Geschäftsjahr.

4. Wahlen in den Verwaltungsrat
Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Jan du Plessis, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Joseph Kanoui, Alan Quasha, Lord Renwick of Clifton und Ernst Verloop. Zudem wird vorgeschlagen, Herrn Alan Dominique Perrin, Simon Murray und Jürgen Schrempp neu in den Verwaltungsrat zu wählen.

5. Wahl des Konzernprüfers und der Revisionsstelle
Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2003 endenden Geschäftsjahr liegen ab 25. August 2003 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2003 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 11. September 2003 bei allen Niederlassungen der folgenden Banken bezogen werden:

UBS AG — PICTET & CIE
BANK VONTOBEL AG — BANK VON ERNST & CIE AG
LOMBARD ODIER DARIER HENTSCH & CIE

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Herrn Georges Fournier, Etude Poncet et Buhler, Notariat, 6 rue de Candolle, CH-1205 Genf, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt.

Die Sitzung findet auf Englisch mit einer simultanen Übersetzung in Französisch und in Deutsch statt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Johann Rupert
Vorstandsvorsitzender

Jan du Plessis
Finanzdirektor der Gruppe

Genf, den 18. August 2003



Le Temps – 20. August 2003

File no: 82 - 4102

RICHEMONT

CONVOCATION DE L'ASSEMBLÉE GÉNÉRALE ORDINAIRE

L'Assemblée Générale Ordinaire des actionnaires de la Compagnie Financière Richemont SA aura lieu le mercredi 17 septembre 2003 à 10 heures dans la «Grande salle» de l'hôtel des Bergues, 33 Quai des Bergues, 1201 Genève, Suisse.

ORDRE DU JOUR

1. **Rapport d'activité**
   Les Administrateurs soumettront à l'approbation des actionnaires, après lecture des rapports des réviseurs, les états financiers consolidés, les états financiers de la Société et le rapport du Conseil pour l'exercice clos le 31 mars 2002.

2. **Affectation du résultat**
   Le Conseil d'Administration propose d'affecter comme suit les bénéfices non distribués au 31 mars 2003, qui s'élèvent à CHF 306 200 000 :

   Solde à reporter à nouveau compte CHF 306 200 000

3. **Quitus au Conseil d'Administration**
   Le Conseil d'Administration propose de donner quitus à ses membres pour l'exercice clos le 31 mars 2003.

4. **Élections au Conseil d'Administration**
   Le Conseil d'Administration propose de réélire pour un nouveau mandat d'un an MM. Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Jan du Plessis, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Joseph Kanoui, Alan Quasha, Lord Renwick of Clifton, et Ernst Verloop. Le Conseil d'Administration en plus propose que MM. Alain Dominique Perrin, Simon Murray et Jürgen Schrempp soit élu membre du Conseil d'Administration.

5. **Choix de l'organe de révision**
   Le Conseil d'Administration propose de renouveler pour un an à PricewaterhouseCoopers le mandat d'Organe de Révision des états financiers consolidés du Groupe et des états financiers de la Société.

Le bilan du groupe et de la Société ainsi que les rapports des réviseurs et le rapport des directeurs pour l'exercice clos le 31 mars 2003 pourront être consultés au siège de la société à compter du 25 août 2003. Une copie du bilan, des rapports des réviseurs et du rapport des directeurs qui sont contenus dans le rapport annuel 2003 de Richemont seront envoyés aux actionnaires à leur demande.

Les cartes d'admission à l'Assemblée Générale Ordinaire et les bulletins de vote peuvent être retirés jusqu'au 11 septembre 2003 par les détenteurs d'actions au porteur, contre dépôt des certificats d'actions, aux guichets des banques suivantes :

UBS AG — PICTET & CIE
BANK VONTOBEL AG — BANK VON ERNST & CIE AG
LOMBARD ODIER DARIER HENTSCH & CIE

Les actions déposées resteront bloquées jusqu'à la fin de l'Assemblée. Aucune carte d'admission ne sera délivrée le jour de l'Assemblée Générale.

Les actionnaires peuvent se faire représenter à l'Assemblée Générale par un tiers qui ne doit pas nécessairement être lui-même actionnaire. Le formulaire de procuration figure au verso de la carte d'admission. Conformément à la loi suisse, chaque actionnaire peut également se faire représenter à l'Assemblée Générale par la Société, par une banque ou un établissement similaire ou par M. Georges Fournier, Etude Poncet et Buhler, Notaires, 6 rue de Candolle, CH-1205 Genève, qui agira comme représentant indépendant. Sauf instructions contraires portées sur les procurations, les droits de vote seront exercés dans un sens favorable aux propositions du Conseil d'Administration.

L'Assemblée sera tenue en anglais avec une traduction simultanée en français et en allemand.

Les représentants dépositaires au sens de l'article 689d du Code des Obligations Suisse sont priés de communiquer à la Société le nombre et la valeur nominale des actions qu'ils représentent, ainsi que le numéro de référence de leurs cartes d'admission, le plus rapidement possible et au plus tard lors du contrôle des entrées avant le commencement de l'Assemblée Générale. Peuvent être considérés comme représentants dépositaires les établissements soumis à la Loi Fédérale du 8 novembre 1934 sur les banques et les caisses d'épargne, ainsi que les gestionnaires de fortune professionnels et les fidéicommis.

Pour le Conseil d'Administration:

Johann Rupert
Président -Directeur-Général

Jan du Plessis
Directeur financier du groupe

Genève, le 18 août 2003



PROCESSING
SECTION
SEP 0 2 2003
SEC MAIL
RECEIVED
WASH. D.C.

L'AGEFI 20 August 2003

RICHEMONT

CONVOCATION DE L'ASSEMBLÉE GÉNÉRALE ORDINAIRE

L'Assemblée Générale Ordinaire des actionnaires de la Compagnie Financière Richemont SA aura lieu le mercredi 17 septembre 2003 à 10 heures dans la «Grande salle» de l'hôtel des Bergues, 33 Quai des Bergues, 1201 Genève, Suisse.

ORDRE DU JOUR

1. Rapport d'activité

Les Administrateurs soumettront à l'approbation des actionnaires, après lecture des rapports des réviseurs, les états financiers consolidés, les états financiers de la Société et le rapport du Conseil pour l'exercice clos le 31 mars 2003.

2. Affectation du résultat

Le Conseil d'Administration propose d'affecter comme suit les bénéfices non distribués au 31 mars 2003, qui s'élèvent à CHF 306 200 000 :

Solde à reporter à nouveau compte CHF 306 200 000

3. Quitus au Conseil d'Administration

Le Conseil d'Administration propose de donner quitus à ses membres pour l'exercice clos le 31 mars 2003.

4. Elections au Conseil d'Administration

Le Conseil d'Administration propose de réélire pour un nouveau mandat d'un an MM. Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Jan du Plessis, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Joseph Kanoui, Alan Quasha, Lord Renwick of Clifton, et Ernst Verloop. Le Conseil d'Administration en plus propose que MM. Alain Dominique Perrin, Simon Murray et Jürgen Schrempp soit élu membre du Conseil d'Administration.

5. Choix de l'organe de révision

Le Conseil d'Administration propose de renouveler pour un an à Pricewaterhouse-Coopers le mandat d'Organe de Révision des états financiers consolidés du Groupe et des états financiers de la Société.

Le bilan du groupe et de la Société ainsi que les rapports des réviseurs et le rapport des directeurs pour l'exercice clos le 31 mars 2003 pourront être consultés au siège de la société à compter du 25 août 2003. Une copie du bilan, des rapports des réviseurs et du rapport des directeurs qui sont contenus dans le rapport annuel 2003 de Richemont seront envoyés aux actionnaires à leur demande.

Les cartes d'admission à l'Assemblée Générale Ordinaire et les bulletins de vote peuvent être retirés jusqu'au 11 septembre 2003 par les détenteurs d'actions au porteur, contre dépôt des certificats d'actions, aux guichets des banques suivantes :

UBS AG — PICTET & CIE
BANK VONTOBEL AG — BANK VON ERNST & CIE AG
LOMBARD ODIER DARIER HENTSCH & CIE

Les actions déposées resteront bloquées jusqu'à la fin de l'Assemblée. Aucune carte d'admission ne sera délivrée le jour de l'Assemblée Générale.

Les actionnaires peuvent se faire représenter à l'Assemblée Générale par un tiers qui ne doit pas nécessairement être lui-même actionnaire. Le formulaire de procuration figure au verso de la carte d'admission. Conformément à la loi suisse, chaque actionnaire peut également se faire représenter à l'Assemblée Générale par la Société, par une banque ou un établissement similaire ou par M. Georges Fournier, Etude Poncet et Buhler, Notaires, 6 rue de Candolle, CH-1205 Genève, qui agira comme représentant indépendant. Sauf instructions contraires portées sur les procurations, les droits de vote seront exercés dans un sens favorable aux propositions du Conseil d'Administration.

L'Assemblée sera tenue en anglais avec une traduction simultanée en français et en allemand.

Les représentants dépositaires au sens de l'article 689d du Code des Obligations Suisse sont priés de communiquer à la Société le nombre et la valeur nominale des actions qu'ils représentent, ainsi que le numéro de référence de leurs cartes d'admission, le plus rapidement possible et au plus tard lors du contrôle des entrées avant le commencement de l'Assemblée Générale. Peuvent être considérés comme représentants dépositaires les établissements soumis à la Loi Fédérale du 8 novembre 1934 sur les banques et les caisses d'épargne, ainsi que les gestionnaires de fortune professionnels et les fidéicommis.

Pour le Conseil d'Administration:


SEC MAIL
RECEIVED
PROCESSING
SECTION
SEP 0 2 2003
WASH. D.C.
155

Basler Zeitung – 20. August 2003

File no: 82 - 4102

RICHEMONT

EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont SA, Zug,
findet statt am Mittwoch, 17. September 2003, 10.00 Uhr
im «*Grosser Saal*», *Hôtel des Bergues, 33 Quai des Bergues, 1201 Genf.*

TRAKTANDEN

1. **Geschäftsberichte**
Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2003 zu Ende gegangene Geschäftsjahr zu genehmigen.

2. **Verwendung des Bilanzgewinnes**
Der Verwaltungsrat schlägt vor, den Bilanzgewinn der Gesellschaft per 31. März 2003 von SFr 306 200 000 wie folgt zu verwenden:

Vortrag auf neue Rechnung SFr 306 200 000

3. **Entlastung der Mitglieder des Verwaltungsrates**
Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2003 zu Ende gegangene Geschäftsjahr.

4. **Wahlen in den Verwaltungsrat**
Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Jan du Plessis, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Joseph Kanoui, Alan Quasha, Lord Renwick of Clifton und Ernst Verloop. Zudem wird vorgeschlagen, Herrn Alan Dominique Perrin, Simon Murray und Jürgen Schrempp neu in den Verwaltungsrat zu wählen.

5. **Wahl des Konzernprüfers und der Revisionsstelle**
Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2003 endenden Geschäftsjahr liegen ab 25. August 2003 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2003 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 11. September 2003 bei allen Niederlassungen der folgenden Banken bezogen werden:

UBS AG — PICTET & CIE
BANK VONTOBEL AG — BANK VON ERNST & CIE AG
LOMBARD ODIER DARIER HENTSCH & CIE

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Herrn Georges Fournier, Etude Poncet et Buhler, Notariat, 6 rue de Candolle, CH-1205 Genf, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt.

Die Sitzung findet auf Englisch mit einer simultanen Übersetzung in Französisch und in Deutsch statt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen *unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.*

Für den Verwaltungsrat:

Johann Rupert
Vorstandsvorsitzender

Jan du Plessis
Finanzdirektor der Gruppe

Genf, den 18. August 2003


SEC MAIL
PROCESSING
RECEIVED
SEP 0 2 2003
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WASH. D.C.
155

Der Bund – 20. August 2003

File no: 82 - 4102



Einladung zur Generalversammlung

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont SA findet statt am Mittwoch, 17. September 2003, 10.00 Uhr im «Grosser Saal», Hôtel des Bergues, 33 Quai des Bergues, 1201 Genf.

Traktanden

1. **Geschäftsberichte**
   Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2003 zu Ende gegangene Geschäftsjahr zu genehmigen.

2. **Verwendung des Bilanzgewinnes**
   Der Verwaltungsrat schlägt vor, den Bilanzgewinn der Gesellschaft per 31. März 2003 von SFr 306 200 000 wie folgt zu verwenden:

   Vortrag auf neue Rechnung SFr 306 200 000

3. **Entlastung der Mitglieder des Verwaltungsrates**
   Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2003 zu Ende gegangene Geschäftsjahr.

4. **Wahlen in den Verwaltungsrat**
   Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Jan du Plessis, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Joseph Kanoui, Alan Quasha, Lord Renwick of Clifton und Ernst Verloop. Zudem wird vorgeschlagen, Herrn Alan Dominique Perrin, Simon Murray und Jürgen Schrempp neu in den Verwaltungsrat zu wählen.

5. **Wahl des Konzernprüfers und der Revisionsstelle**
   Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2003 endenden Geschäftsjahr liegen ab 25. August 2003 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2003 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 11. September 2003 bei allen Niederlassungen der folgenden Banken bezogen werden:

UBS AG — Pictet & Cie
Bank Vontobel AG — Bank von Ernst & Cie AG
Lombard Odier Darier Hentsch & Cie

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Herrn Georges Fournier, Etude Poncet et Buhler, Notariat, 6 rue de Candolle, CH-1205 Genf, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt.

Die Sitzung findet auf Englisch mit einer simultanen Übersetzung in Französisch und in Deutsch statt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Johann Rupert, Vorstandsvorsitzender — Jan du Plessis, Finanzdirektor der Gruppe — Genf, den 18. August 2003

GVSP9 0NXL


PROCESSING
SECTION
SEC MAIL
RECEIVED
SEP 0 2 2003
WASH. D.C.

File no: 82 - 4102

RICHEMONT

EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont SA
findet statt am Mittwoch, 17. September 2003, 10.00 Uhr
im «Grosser Saal», Hôtel des Bergues, 33 Quai des Bergues, 1201 Genf.

TRAKTANDEN

1. **Geschäftsberichte**
   Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2003 zu Ende gegangene Geschäftsjahr zu genehmigen.

2. **Verwendung des Bilanzgewinnes**
   Der Verwaltungsrat schlägt vor, den Bilanzgewinn der Gesellschaft per 31. März 2003 von SFr 306 200 000 wie folgt zu verwenden:

   Vortrag auf neue Rechnung SFr 306 200 000

3. **Entlastung der Mitglieder des Verwaltungsrates**
   Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2003 zu Ende gegangene Geschäftsjahr.

4. **Wahlen in den Verwaltungsrat**
   Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Jan du Plessis, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Joseph Kanoui, Alan Quasha, Lord Renwick of Clifton und Ernst Verloop. Zudem wird vorgeschlagen, Herrn Alan Dominique Perrin, Simon Murray und Jürgen Schrempp neu in den Verwaltungsrat zu wählen.

5. **Wahl des Konzernprüfers und der Revisionsstelle**
   Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2003 endenden Geschäftsjahr liegen ab 25. August 2003 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2003 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 11. September 2003 bei allen Niederlassungen der folgenden Banken bezogen werden:

UBS AG — PICTET & CIE
BANK VONTOBEL AG — BANK VON ERNST & CIE AG
LOMBARD ODIER DARIER HENTSCH & CIE

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Herrn Georges Fournier, Etude Poncet et Buhler, Notariat, 6 rue de Candolle, CH-1205 Genf, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt.

Die Sitzung findet auf Englisch mit einer simultanen Übersetzung in Französisch und in Deutsch statt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Johann Rupert
Vorstandsvorsitzender

Jan du Plessis
Finanzdirektor der Gruppe

Genf, den 18. August 2003


PROCESSING
SECTION
SEC MAIL RECEIVED
SEP 0 2 2003
WASH. DC
155

Neue Zürcher Zeitung

RICHEMONT

EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont SA findet statt am Mittwoch, 17. September 2003, 10.00 Uhr im «Grosser Saal», Hôtel des Bergues, 33 Quai des Bergues, 1201 Genf.

TRAKTANDEN

1. **Geschäftsberichte**
Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2003 zu Ende gegangene Geschäftsjahr zu genehmigen.

2. **Verwendung des Bilanzgewinnes**
Der Verwaltungsrat schlägt vor, den Bilanzgewinn der Gesellschaft per 31. März 2003 von SFr 306 200 000 wie folgt zu verwenden:

Vortrag auf neue Rechnung SFr 306 200 000

3. **Entlastung der Mitglieder des Verwaltungsrates**
Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2003 zu Ende gegangene Geschäftsjahr.

4. **Wahlen in den Verwaltungsrat**
Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Jan du Plessis, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Joseph Kanoui, Alan Quasha, Lord Renwick of Clifton und Ernst Verloop. Zudem wird vorgeschlagen, Herrn Alan Dominique Perrin, Simon Murray und Jürgen Schrempp neu in den Verwaltungsrat zu wählen.

5. **Wahl des Konzernprüfers und der Revisionsstelle**
Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2003 endenden Geschäftsjahr liegen ab 25. August 2003 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2003 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 11. September 2003 bei allen Niederlassungen der folgenden Banken bezogen werden:

UBS AG — PICTET & CIE
BANK VONTOBEL AG — BANK VON ERNST & CIE AG
LOMBARD ODIER DARIER HENTSCH & CIE

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Herrn Georges Fournier, Etude Poncet et Buhler, Notariat, 6 rue de Candolle, CH-1205 Genf, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt.

Die Sitzung findet auf Englisch mit einer simultanen Übersetzung in Französisch und in Deutsch statt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat


PROCESSING
SEP 0 2 2003
SECTION

RICHEMONT

EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont SA findet statt am Mittwoch, 17. September 2003, 10.00 Uhr im «Grosser Saal», Hôtel des Bergues, 33 Quai des Bergues, 1201 Genf.

TRAKTANDEN

1. **Geschäftsberichte**
   Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2003 zu Ende gegangene Geschäftsjahr zu genehmigen.

2. **Verwendung des Bilanzgewinnes**
   Der Verwaltungsrat schlägt vor, den Bilanzgewinn der Gesellschaft per 31. März 2003 von SFr 306 200 000 wie folgt zu verwenden:

   Vortrag auf neue Rechnung SFr 306 200 000

3. **Entlastung der Mitglieder des Verwaltungsrates**
   Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2003 zu Ende gegangene Geschäftsjahr.

4. **Wahlen in den Verwaltungsrat**
   Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Jan du Plessis, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Joseph Kanoui, Alan Quasha, Lord Renwick of Clifton und Ernst Verloop. Zudem wird vorgeschlagen, Herrn Alan Dominique Perrin, Simon Murray und Jürgen Schrempp neu in den Verwaltungsrat zu wählen.

5. **Wahl des Konzernprüfers und der Revisionsstelle**
   Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2003 endenden Geschäftsjahr liegen ab 25. August 2003 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2003 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 11. September 2003 bei allen Niederlassungen der folgenden Banken bezogen werden:

UBS AG — PICTET & CIE
BANK VONTOBEL AG — BANK VON ERNST & CIE AG
LOMBARD ODIER DARIER HENTSCH & CIE

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. *Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt.* Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Herrn Georges Fournier, Etude Poncet et Buhler, Notariat, 6 rue de Candolle, CH-1205 Genf, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt.

Die Sitzung findet auf Englisch mit einer simultanen Übersetzung in Französisch und in Deutsch statt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Johann Rupert, Vorstandsvorsitzender
Jan du Plessis, Finanzdirektor der Gruppe
Genf, den 18. August 2003


PROCESSING SECTION
SEP 0 2 2003
SEC MAIL RECEIVED
WASH. D.C.